Filed by Konecranes Plc
pursuant to Rule 425 under
the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Terex Corporation
(Commission File No. 001-10702)

KONECRANES PLC  STOCK EXCHANGE RELEASE  August 27, 2015 at 16:05 EET

TEREX CORPORATION ANNOUNCES COMMENCEMENT OF CONSENT SOLICITATION FROM HOLDERS OF NOTES

Hyvinkää, Finland, August 27, 2015 - Terex Corporation (NYSE: TEX) ("Terex") announced today that it is soliciting consents from holders of its USD 850,000,000 6.00% Senior Notes due 2021 and USD 300,000,000 6.50% Senior Notes due 2020 (jointly, the “Notes”) to certain proposed amendments to the indentures governing change of control and certain other terms and conditions of the Notes.  The consent solicitation is being conducted by Terex in connection with the previously announced merger (the “Merger”) of Terex with Konecranes Plc. The consummation of the Merger is not conditional on consent from the holders of the Notes or adoption of the proposed amendments.

Whether or not the amendments proposed by Terex are approved by the holders of the Notes, if any Notes remain outstanding following the consummation of the Merger, Konecranes (under its new name Konecranes Terex Plc after the Merger) intends to unconditionally guarantee Terex’s obligations under each indenture and series of Notes within 30 calendar days following the consummation of the Merger. Konecranes will not issue such guarantee unless the Merger is consummated.

KONECRANES PLC

Miikka Kinnunen
Director, Investor Relations

FURTHER INFORMATION
Miikka Kinnunen, Director, Investor Relations, Konecranes Plc,
tel. +358 20 427 2050

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2014, Group sales totaled EUR 2,011 million. The Group has 11,900 employees at 600 locations in 48 countries. Konecranes is listed on Nasdaq Helsinki (symbol: KCR1V).

DISTRIBUTION
Nasdaq Helsinki
Major media
www.konecranes.com

Forward Looking Statements

This document contains forward-looking statements regarding future events, including statements regarding Terex or Konecranes, the consent solicitation, consummation of the Merger and the intended guarantee by Konecranes of the Terex Notes. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. When included in this document, the words “may,” “expects,” “intends,” “anticipates,” “plans,” “projects,” “estimates” and the negatives thereof and analogous or similar expressions are intended to identify forward-looking statements. However, the absence of these words does not mean that the statement is not forward-looking. Terex and Konecranes have based these forward-looking statements on current expectations and projections about future events. These statements are not guarantees of future performance.

Because forward-looking statements involve risks and uncertainties, actual results could differ materially. Such risks and uncertainties, many of which are beyond the control of Terex and Konecranes, include among others: changed market conditions, the conditions for completing the Merger, the participation of and level of participation by the holders of Notes in the consent solicitation, and other factors, risks and uncertainties that are more specifically set forth in Terex’ public filings with the SEC and Konecranes’ annual and interim reports. Each of Terex and Konecranes disclaim any obligation to update the forward-looking statements contained herein.

IMPORTANT ADDITIONAL INFORMATION

This document relates to the proposed merger of Terex and Konecranes, through which all of Terex’ common stock will be exchanged for Konecranes ordinary shares (or American depositary shares, if required). This document is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, all of common stock of Terex, nor is it a substitute for the Preliminary Prospectus included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed by Konecranes with the SEC, the Prospectus / Proxy to be filed by Terex with the SEC, the listing prospectus of Konecranes to be filed by Konecranes with the Finnish Financial Supervisory Authority (and as amended and supplemented from time to time, the “Merger Documents”). No offering of securities shall be made in the United States except by means a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE MERGER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT KONECRANES OR TEREX HAS FILED OR MAY FILE WITH THE SEC, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED MERGER.

The information contained in this document must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Konecranes and Terex do not accept any responsibility for any violation by any person of any such restrictions. The Merger Documents and other documents referred to above, if filed or furnished by Konecranes or Terex with the SEC, as applicable, will be available free of charge at the SEC’s website (www.sec.gov) or by writing to Anna-Mari Kautto, Investor Relations Assistant, Konecranes Plc, P.O. Box 661, FI-05801 Hyvinkää, Finland or Elizabeth Gaal Investor Relations Associate, Terex, 200 Nyala Farm Road, Westport, CT 06880, USA.

Konecranes and Terex and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Konecranes' directors and executive officers is available in Konecranes’ annual report for fiscal year 2014 at www.konecranes.com. Information about Terex' directors and executive officers and their ownership of Terex ordinary shares is available in its Schedule 14A filed with the SEC on April 1, 2015. Other information regarding the interests of such individuals as well as information regarding Konecranes’ and Terex' directors and officers will be available in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above.